

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

<u>Via E-mail</u>
Mr. Boyd P. Gentry
President and Chief Executive Officer
AdCare Health Systems, Inc.
5057 Troy Rd, Springfield, OH
45502-9032

> **Re: AdCare Health Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed July 8, 2013**
> **Forms 10-Q/A for the quarterly periods ended March 31, 2012, June 30, 2012**
> **and September 30, 2012**
> **Filed July 8, 2013**
> **Response dated October 3, 2013**
> **File No. 001-33135**

Dear Mr. Gentry:

　　We have reviewed your response letter and have the following comments. As noted in our letter dated September 27, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q/A#1 for the quarterly period ended September 30, 2012</u>

<u>Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 11</u>

1. We note your response to comment 10. Tell us when the third party assurances and business advisory services firm, that assisted in management's assessment of internal controls during 2011 and 2012, conducted its work. Tell us the quarterly reporting periods during which internal controls were assessed by this advisory firm. Tell us when the senior accounting and finance positions, cited in your August 29, 2013 response

letter, became vacant, the time span over which each of those vacancies extended and the reasons why these positions were not filled. In this regard, it is still unclear to us how your principal executive and principal financial officers originally were able to conclude that there were no significant changes in your internal control over financial reporting. Please advise.

2. Similarly, in light of these conditions, it is unclear to us how your principal executive and principal financial officers *originally* concluded that your disclosure controls and procedures were effective, as of the end of each fiscal quarter during 2012 in accordance with Item 307 of Regulation S-K and Rule 15b of Regulation 13A or Rule 15b of Regulation 15D. Please advise.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Lori Gelchion, Esq.
        Rogers & Hardin LLP